UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of December 2018
Commission File Number: 001-38607
ENDAVA PLC
(Translation of registrant’s name into English)
125 Old Broad Street
London EC2N 1AR
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Endava Announces Results of Annual General Meeting
Endava plc (NYSE: DAVA or the “Company”) hereby provides notification that, at the Annual General Meeting of the Company held earlier today, December 18, 2018, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results are in line with the recommendations that were made by the Board of Directors. All resolutions were proposed and approved on a poll.
Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:
Ordinary resolutions (requires simple majority)

1.	To receive and approve the Company’s annual accounts for the Company’s fiscal year ended June 30, 2018 and the associated reports of the directors and auditors.

2.
To re-appoint KPMG LLP as auditors of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2019 and to authorise the directors to fix the auditors’ remuneration.

3.	To re-elect Mr. John Cotterell as a director of the Company.

4.	To re-elect Mr. Mark Thurston as a director of the Company.

5.	To re-elect Mr. Andrew Allan as a director of the Company.

6.	To re-elect Mr. Ben Druskin as a director of the Company.

7.	To re-elect Mr. Mike Kinton as a director of the Company.

8.	To re-elect Mr. David Pattillo as a director of the Company.

9.	To re-elect Mr. Trevor Smith as a director of the Company.
Special resolution (requires 75% majority)

10.	To cancel the Company’s share premium account.
The full text of each resolution passed at the Annual General Meeting held on Tuesday, December 18, 2018 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at www.endava.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 18, 2018	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer